

RICH MINERALS CORPORATION

82-2832

RECEIVED
2005 FEB 15 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 03, 2005

Fax: 202 – 942 – 9624

ORIGINAL BY MAIL

Securities and Exchange Commission
International Corporate Finance
450 – 5th Street NW
Washington, DC 20549



SUPPL

Attention: Filings

Dear Sirs:

RE: RICH MINERALS CORPORATION

Please find enclosed for filing, the Audited Consolidated Financial Statements for the year ended August 31, 2004. Annual General Meeting materials forwarded to you by mail.

Yours truly,
RICH MINERALS CORPORATION

Ms. Debra Senger
Senior Vice President

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

4100 - 6A Street N.E., Calgary, Alberta, Canada T2E 4B1
Telephone: (403) 531-9100 Facsimile: (403) 531-9699


RMC

MANAGEMENT'S DISCUSSION AND ANALYSIS

JANUARY 13TH, 2005

This Management's Discussion and Analysis ("MD & A") focuses on key statistics from the consolidated financial statements as well as our review of the operating direction of the contracting division. This discussion and analysis should not be considered all inclusive, as it excludes changes that may occur in the general economic environment. This discussion of the financial condition and results of the operations is for the year ended August 31, 2004 and should be read in conjunction with the consolidated financial statements and related notes and material contained in other parts of this annual report.

PROFILE

Rich Minerals Corporation was incorporated as a private company in 1986 and was approved to trade publicly on the Alberta Stock Exchange in 1988. Rich Minerals Corporation owns Rich Contracting Ltd. a wholly owned subsidiary, which provides revenue for the company. Rich Contracting Ltd. is in the business of contracting and provides construction services to major developers in western Canada.

OVERVIEW

The Board of Directors of Rich Minerals Corporation is in discussions to put into motion changes necessary to pursue opportunities that would change the focus of the company. The executive as well as the Board of Directors is directing its future operations into a field that would enhance the company's value and overall market perception for the shareholders.

As fiscal 2004 drew to a close Rich Contracting Ltd.'s management team started to reduce its activity within the construction industry by taking on fewer construction projects.

- Revenues for fiscal 2004 were down $378,090 from revenues in 2003.
- Gross Margin as a percentage of revenue increased 1.4% from the previous year.
- Net Earnings decreased $4,798 from 2003.

RESULTS OF OPERATIONS:

Revenues

Revenues for 2004 were $10,635,721 compared to 2003 revenues of $11,013,811.

Operating Costs

Gross Margin increased from 9.1% of revenue to 10.5% and total non-direct costs increased by 1.5% as a percentage of revenue from 2003.

Amortization of Property, plant and equipment

The company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related capital asset to an ultimate residual value. Buildings are amortized on the declining balance basis at the rate of 5% per annum.

Related Party Transactions

There were two types of related party transactions during the period ending August 31, 2004.

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

	2004	2003	2002
Equipment rental costs	$ 644,100	$ 490,500	$ 457,800

At August 31, 2004 accounts payable includes amount owing to the lessor of $81,855 (2003 – NIL, 2002 - NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The Company's transactions with the contractor may be summarized as follows:

	2004	2003	2002
Included in revenue			
Contract revenue	$1,823,357	$ 1,226,855	$ 42,976
Management fees			150,000
Premises rental	12,000	12,000	12,000
	$ 1,835,357	$ 1,238,855	$ 204,976

At August 31, 2004, the contractor owed $1,518,924 (2003 - $696,630; 2002 –NIL) to the Company which are included in accounts receivable.

FINANCIAL CONDITIONS AND LIQUIDITY

Cash Flow From Operations

Cash flow from operations was $662,623 compared to negative $486,808 in 2003. This was mainly due to timing issues on contract and project payment terms. Working capital is in a positive position and the company expects to meet all future obligations in the current year.

Current Liabilities

In fiscal 2002 Canadian generally accepted accounting principles changed to require the inclusion, as a current liability, certain demand loans payable on which the lender has agreed to repayment terms that extend past one fiscal year. The company expects the portion of this loan to be repaid in fiscal 2005 will amount to $20,400.

Interest Expense

Interest expense on demand loans payable decreased to $5,473 from $7,795 in fiscal 2003. The balance of the demand loans payable of $85,583 is all related to capital asset acquisition.

Earnings per Share

Earnings per share, both on a basic and fully diluted calculation were $0.002.

Additional general and financial information for individual quarters can be obtained from the corporations SEDAR filings at www.sedar.com.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

There were no securities issued or options granted during the period.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at August 31, 2004 there were 24,033,000 common shares and nil preferred shares issued and outstanding.

SUMMARY OF OPTIONS OUTSTANDING AS OF AUGUST 31, 2004

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company)	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date
Debra L. Senger	Employee	No	350,000	$0.16	07/31/06
Gerardo Falcone	Employee	No	200,000	$0.16	07/31/06
Mary L. Leslie	Employee	No	200,000	$0.16	07/31/06
John A. Peters	Director	Yes	150,000	$0.16	07/31/06
J. Robert Bateman	Director	Yes	200,000	$0.16	07/31/06
Gregg Chamberland	Employee	Yes	200,000	$0.16	07/31/06
David Chamberland	Employee	Yes	200,000	$0.16	07/31/06
Marilyn Chamberland	Employee	No	200,000	$0.16	07/31/06

LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2004

Bernard M. Chamberland	Chairman of the Board, President
J. Robert Bateman	Director
John A. Peters	Director
Mary L. Leslie	Controller
Gregg Chamberland	Secretary (Rich Minerals Corporation), President (Rich Contracting Ltd.)
David Chamberland	General Manager (Rich Contracting Ltd.)

BUSINESS RISK AND MANAGEMENT

In fiscal 2004 the Board of Directors determined that it was in the best interest of the Company to review whether the Company should maintain its focus within the construction industry. To that end the Company has been discussing the possibility of either:

- selling its construction business as an ongoing business; or
- selling the assets of the construction business

As fiscal 2004 drew to a close, the Company started to reduce its activity within the construction industry by taking on fewer construction projects. At date hereof the Company had not come to any arrangement with any prospective purchaser but had entered into preliminary discussions with a former officer of a subsidiary of the Company. The Company anticipates that any monies realized on the ultimate discontinuance of its construction operation will be based on carrying value of the assets of the construction business net of related liabilities.

On behalf of the Board of Directors, I would like to thank the shareholders of Rich Minerals Corporation for their patient support of our company and look forward to exciting changes in the future.

Bernard M. Chamberland

Rich Minerals Corporation
Chairman

CORPORATE CONTACT INFORMATION:

Corporate Address:	4100 6A Street NE Calgary, Alberta T2E 4B1	**Legal Council:**	John A. Peters Burnet, Duckworth and Palmer, LLP 1400, 350 – 7th Avenue SW Calgary, Alberta T2P 3N9
Telephone & Fax:	(403) 531-9100 (403) 531-9699	**Auditor:**	Kenway, Mack, Slusarchuk and Stewart, LLP 220, 333 11 Avenue SW Calgary, Alberta T2R 1L9
Contact:	Debra L. Senger	**Trust Company:**	Olympia Trust Company 2300, 125 9th Avenue SE Calgary, Alberta T2P 0P6
E-Mail:	dsenger@telus.net	**Exchange:**	Toronto Venture Exchange – Symbol: RMC Pink Sheet – Symbol: RMRLF

ADDITIONAL INFORMATION

Additional information relating to the Corporation can also be found on SEDAR at www.sedar.com.


RMC

MANAGEMENT'S DISCUSSION AND ANALYSIS

JANUARY 13TH, 2005

This Management's Discussion and Analysis ("MD & A") focuses on key statistics from the consolidated financial statements as well as our review of the operating direction of the contracting division. This discussion and analysis should not be considered all inclusive, as it excludes changes that may occur in the general economic environment. This discussion of the financial condition and results of the operations is for the year ended August 31, 2004 and should be read in conjunction with the consolidated financial statements and related notes and material contained in other parts of this annual report.

PROFILE

Rich Minerals Corporation was incorporated as a private company in 1986 and was approved to trade publicly on the Alberta Stock Exchange in 1988. Rich Minerals Corporation owns Rich Contracting Ltd. a wholly owned subsidiary, which provides revenue for the company. Rich Contracting Ltd. is in the business of contracting and provides construction services to major developers in western Canada.

OVERVIEW

The Board of Directors of Rich Minerals Corporation is in discussions to put into motion changes necessary to pursue opportunities that would change the focus of the company. The executive as well as the Board of Directors is directing its future operations into a field that would enhance the company's value and overall market perception for the shareholders.

As fiscal 2004 drew to a close Rich Contracting Ltd.'s management team started to reduce its activity within the construction industry by taking on fewer construction projects.

- Revenues for fiscal 2004 were down $378,090 from revenues in 2003.
- Gross Margin as a percentage of revenue increased 1.4% from the previous year.
- Net Earnings decreased $4,798 from 2003.

RESULTS OF OPERATIONS:

Revenues

Revenues for 2004 were $10,635,721 compared to 2003 revenues of $11,013,811.

Operating Costs

Gross Margin increased from 9.1% of revenue to 10.5% and total non-direct costs increased by 1.5% as a percentage of revenue from 2003.

Amortization of Property, plant and equipment

The company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related capital asset to an ultimate residual value. Buildings are amortized on the declining balance basis at the rate of 5% per annum.

Related Party Transactions

There were two types of related party transactions during the period ending August 31, 2004.

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

	2004	2003	2002
Equipment rental costs	$ 644,100	$ 490,500	$ 457,800

At August 31, 2004 accounts payable includes amount owing to the lessor of $81,855 (2003 – NIL, 2002 - NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The Company's transactions with the contractor may be summarized as follows:

	2004	2003	2002
Included in revenue			
Contract revenue	$1,823,357	$ 1,226,855	$ 42,976
Management fees			150,000
Premises rental	12,000	12,000	12,000
	$ 1,835,357	$ 1,238,855	$ 204,976

At August 31, 2004, the contractor owed $1,518,924 (2003 - $696,630; 2002 –NIL) to the Company which are included in accounts receivable.

FINANCIAL CONDITIONS AND LIQUIDITY

Cash Flow From Operations

Cash flow from operations was $662,623 compared to negative $486,808 in 2003. This was mainly due to timing issues on contract and project payment terms. Working capital is in a positive position and the company expects to meet all future obligations in the current year.

Current Liabilities

In fiscal 2002 Canadian generally accepted accounting principles changed to require the inclusion, as a current liability, certain demand loans payable on which the lender has agreed to repayment terms that extend past one fiscal year. The company expects the portion of this loan to be repaid in fiscal 2005 will amount to $20,400.

Interest Expense

Interest expense on demand loans payable decreased to $5,473 from $7,795 in fiscal 2003. The balance of the demand loans payable of $85,583 is all related to capital asset acquisition.

Earnings per Share

Earnings per share, both on a basic and fully diluted calculation were $0.002.

Additional general and financial information for individual quarters can be obtained from the corporations SEDAR filings at www.sedar.com.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

There were no securities issued or options granted during the period.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at August 31, 2004 there were 24,033,000 common shares and nil preferred shares issued and outstanding.

SUMMARY OF OPTIONS OUTSTANDING AS OF AUGUST 31, 2004

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company)	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date
Debra L. Senger	Employee	No	350,000	$0.16	07/31/06
Gerardo Falcone	Employee	No	200,000	$0.16	07/31/06
Mary L. Leslie	Employee	No	200,000	$0.16	07/31/06
John A. Peters	Director	Yes	150,000	$0.16	07/31/06
J. Robert Bateman	Director	Yes	200,000	$0.16	07/31/06
Gregg Chamberland	Employee	Yes	200,000	$0.16	07/31/06
David Chamberland	Employee	Yes	200,000	$0.16	07/31/06
Marilyn Chamberland	Employee	No	200,000	$0.16	07/31/06

LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2004

Bernard M. Chamberland	Chairman of the Board, President
J. Robert Bateman	Director
John A. Peters	Director
Mary L. Leslie	Controller
Gregg Chamberland	Secretary (Rich Minerals Corporation), President (Rich Contracting Ltd.)
David Chamberland	General Manager (Rich Contracting Ltd.)

BUSINESS RISK AND MANAGEMENT

In fiscal 2004 the Board of Directors determined that it was in the best interest of the Company to review whether the Company should maintain its focus within the construction industry. To that end the Company has been discussing the possibility of either:

- selling its construction business as an ongoing business; or
- selling the assets of the construction business

As fiscal 2004 drew to a close, the Company started to reduce its activity within the construction industry by taking on fewer construction projects. At date hereof the Company had not come to any arrangement with any prospective purchaser but had entered into preliminary discussions with a former officer of a subsidiary of the Company. The Company anticipates that any monies realized on the ultimate discontinuance of its construction operation will be based on carrying value of the assets of the construction business net of related liabilities.

On behalf of the Board of Directors, I would like to thank the shareholders of Rich Minerals Corporation for their patient support of our company and look forward to exciting changes in the future.

Bernard M. Chamberland

Rich Minerals Corporation
Chairman

CORPORATE CONTACT INFORMATION:

Corporate Address:	4100 6A Street NE Calgary, Alberta T2E 4B1	**Legal Council:**	John A. Peters Burnet, Duckworth and Palmer, LLP 1400, 350 – 7th Avenue SW Calgary, Alberta T2P 3N9
Telephone & Fax:	(403) 531-9100 (403) 531-9699	**Auditor:**	Kenway, Mack, Slusarchuk and Stewart, LLP 220, 333 11 Avenue SW Calgary, Alberta T2R 1L9
Contact:	Debra L. Senger	**Trust Company:**	Olympia Trust Company 2300, 125 9th Avenue SE Calgary, Alberta T2P 0P6
E-Mail:	dsenger@telus.net	**Exchange:**	Toronto Venture Exchange – Symbol: RMC Pink Sheet – Symbol: RMRLF

ADDITIONAL INFORMATION

Additional information relating to the Corporation can also be found on SEDAR at www.sedar.com.

RICH MINERALS CORPORATION

INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD FEBRUARY 24, 2005

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD FEBRUARY 24, 2005

The undersigned shareholder of **RICH MINERALS CORPORATION** (the "Company"), or his attorney authorized in writing, revoking all proxies previously given, hereby nominates, constitutes and appoints Mr. Bernard Chamberland, or failing him Mr. John A. Peters, or instead of either of them ____________________ ________________________(insert name if alternate is desired) the true and lawful attorney and proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of all shares held by the undersigned at the Annual General Meeting of Shareholders of the Company, to be held on the 24th day of February, 2005, and any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournments thereof and, without limiting the general authorisation and power hereby given, the person above named is specifically directed to vote for or against, or withhold from voting as indicated below:

1. Election of the nominees named in the Information Circular to the Board of Directors.

   IN FAVOUR______ WITHHOLD______

2. Appointment of Kenway, Mack, Slusarchuk, Stewart LLP, Chartered Accountants as Auditor for the ensuing year.

   IN FAVOUR______ WITHHOLD______

The management of the company knows of no other matters to come before the meeting of the shareholders other than the matters referred to in the notice of meeting. However, it should be noted that this form of proxy is a discretionary proxy and the persons named therein are authorized to vote in accordance with their discretion with respect to amendments or variations to the matters identified in the notice of the meeting accompanying this proxy instrument or on any other matters which may properly come before the meeting or any adjournment or adjournments thereof. If no designation in favour of or against or to withhold with respect to any matters set out above is made, the management's designee, if named as proxy, will vote in favour of all matters set out herein.

To be valid this instrument of proxy must be received c/o Olympia Trust Company, 2300, 125 9th Ave. S.E., Calgary, Alberta, T2P 0P6 not later than forty-eight hours prior to the meeting, or delivered to the Chairman of the Meeting at 4100 6A Street N.E., Calgary, Alberta at any time prior to its commencement.

A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument

of proxy and strike out the other names, or may submit another appropriate instrument of proxy.

This instrument of proxy when mailed by the corporation is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the corporation.

DATE________________________________, 2005

________________________________	________________________________
Name of Shareholder (please print)	Signature of Shareholder or his attorney
________________________________	________________________________
Address	Number of Shares Voted

RICH MINERALS CORPORATION

(the "Corporation")

2005 NI 51-102 Request Form

TO REGISTERED HOLDERS AND BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Corporation send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation's financial statements. If you wish to receive the Corporation's financial statements or other selective securityholder communications, please complete and return this form.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Corporation's distribution list.

PLEASE RETURN TO:

RICH MINERALS CORPORATION
c/o Olympia Trust Company
2300, 125 – 9 Avenue SE
Calgary, Alberta
T2G 0P6

The undersigned securityholder of the Corporation hereby elects to receive:

☐ (A) Annual financial statements and MD&A of the Corporation, or

☐ (B) Interim financial statements and MD&A of the Corporation, or

☐ (C) Both (A) and (B) as described above.

NAME: (Please print) ______________________________

ADDRESS: ______________________________

____

____

____

SIGNATURE: ______________________________ **DATE:** ____________________

I certify that I am a securityholder of the Corporation

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.

E:MAIL (optional): ______________________________


RMC

RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone (403)531-9100

FIRST QUARTER REPORT TO THE SHAREHOLDERS

for the Three Month Period
Ended November 30, 2004
(unaudited)

RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS

	November 30, 2004	August 31, 2004
CURRENT ASSETS		
Accounts receivable (Note 11 (b))	$2,576,835	$ 3,731,547
Inventory and work in progress (Note 3)	777,781	599,803
Prepaid expenses and deposits	78,065	38,242
	3,432,681	4,369,592
OTHER ASSETS (Note 4)	135,112	135,112
PROPERTY, PLANT AND EQUIPMENT (Note 5)	1,124,031	1,150,453
	$ 4,691,824	$ 5,655,157

LIABILITIES

	November 30, 2004	August 31, 2004
CURRENT LIABILITIES		
Cheques issued in excess of funds on deposit (Note 6)	$ 1,070,029	$ 318,593
Bank indebtedness (Note 6)		250,000
Accounts payable (Note 10 (a))	997,053	2,671,642
Current portion of loans payable (Note 7)	80,483	85,583
	2,147,565	3,325,818

SHAREHOLDERS' EQUITY

	November 30, 2004	August 31, 2004
SHARE CAPITAL (Note 8)	2,276,325	2,276,325
RETAINED EARNINGS (DEFICIT)	267,934	53,014
	2,544,259	2,329,339
	$ 4,691,824	$ 5,655,157

Approved on behalf of the board:

Bernard M. Chamberland Director

J. Robert Bateman Director

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

INTERIM STATEMENTS FOR THE FIRST QUARTER ENDED NOVEMBER 30
(unaudited)

	2004	2003
REVENUE	$ 3,386,537	$ 3,904,690
DIRECT COSTS		
Equipment operating	798,105	714,861
Materials	1,092,618	1,917,675
Other	37,190	27,526
Salaries and wages	875,905	764,589
Subcontract	99,454	117,541
	2,903,272	3,542,192
GROSS MARGIN	483,265	362,498
NON-DIRECT COSTS		
Amortization	62,106	55,950
Interest	5,483	2,724
Management, consulting and professional fees	48,889	25,161
General and administrative	82,076	112,436
Salaries	70,191	65,397
Loss (gain) on disposition of equipment	(400)	-
	268,345	261,668
INCOME (LOSS) BEFORE INCOME TAXES	214,920	100,830
INCOME TAXES	-	-
INCOME (LOSS) FOR THE YEAR	214,920	100,830
RETAINED EARNINGS (DEFICIT), beginning of period	53,014	14,536
RETAINED EARNINGS (DEFICIT), end of period	$ 267,934	$ 115,365
BASIC & FULLY DILUTED EARNINGS (LOSS) PER SHARE (Note 2(i))	$ 0.010	$ 0.004

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

INTERIM STATEMENTS FOR THE FIRST QUARTER ENDED NOVEMBER 30
(unaudited)

	2004	2003
CASH WAS PROVIDED (USED) BY:		
OPERATING ACTIVITIES		
Cash received from customers	$ 4,363,271	$ 5,897,816
Cash paid to suppliers and employees	(4,818,440)	(4,179,132)
Interest paid	(5,483)	(2,724)
	(460,652)	1,715,960
INVESTING ACTIVITIES		
Purchase of equipment	(35,684)	(30,966)
	(35,684)	(30,966)
FINANCING ACTIVITIES		
Proceeds from loans payable	-	-
Repayment of loans payable	(5,100)	(6,239)
Advance (repayment) of bank indebtedness	(250,000)	(550,0000)
	(255,100)	(556,239)
INCREASE (DECREASE) IN CASH IN THE PERIOD	(751,436)	1,128,755
CHEQUES ISSUED IN EXCESS OF FUNDS ON DEPOSIT, beginning of period	(318,593)	(499,022)
CHEQUES ISSUED IN EXCESS OF FUNDS ON DEPOSIT, end of period	$ (1,070,029)	$ 629,733

RICH MINERALS CORPORATION

NOTES TO INTERIM STATEMENTS STATEMENTS FOR THE FIRST QUARTER ENDED NOVEMBER 30

(unaudited)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements. These financial statements do not present all of the information and disclosure required by Canadian generally accepted accounting principles applicable for annual financial statements and therefore, they should be read in conjunction with the annual audited consolidated financial statements for the year ended August 31, 2004.

All reporting is in Canadian dollars.

1. Nature of operations

Rich Minerals Corporation ("the Company") was incorporated in Canada under the laws of the province of Alberta. The Company performs construction and contracting activities related to the installation of water lines and other utilities in residential and commercial applications and is investigating business prospects in the mining industry through its wholly owned subsidiaries.

2. Significant accounting policies

(a) Consolidation

These financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction revenue and direct costs

The Company recognizes construction revenue and direct costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent.

(c) Inventory and work in progress

The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value. Work in progress, representing revenue that has not been billed, is recorded at the estimated billable value

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less amortization. The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

2. Significant accounting policies (continued)

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum

Reviews for impairment of property, plant and equipment are undertaken whenever events or changes in circumstances (such as a decrease in sales price, an increase in operating costs) indicate that the carrying value of an asset may not be recoverable. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flows basis are considered.

(e) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess.

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant estimates are outlined below. Actual results could differ from those estimates.

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross margin recognized, and to validate the Company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.

The Company must also estimate the amortization of property, plant and equipment and the value of other assets and liabilities in order to allow the preparation of these financial statements.

(g) Segmented information

The Company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents an asset not utilized in the

---

2. Significant accounting policies (continued)

installation and maintenance of underground utilities. Other Assets generate no revenue, and due to their value as a proportion of all assets, are not disclosed as a separate operating segment.

(h) Stock option plan

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate options so granted may not exceed ten percent of the common shares outstanding from time to time. The stock option plan typically allows for the granting of options for a five year term, vesting twenty percent annually over that term.

The Company has elected to use the fair value based method to account for stock-based compensation. As no options were granted in the reporting period there is no impact on the consolidated financial statements.

(i) Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding during the period, being 24,033,000 in each of 2004 and 2003.

The Company utilizes the treasury stock method of calculating diluted earnings (loss) per share. Options to purchase 1,700,000 common shares (2003 - 1,700,000) were excluded from the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares.

(j) Cash and cash equivalents

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

(k) Portfolio investments

Portfolio investments are recorded at cost. If there is other than a temporary decline in value, these investments are written down to provide for the loss.

RICH MINERALS CORPORATION
NOTES TO INTERIM STATEMENTS STATEMENTS FOR THE FIRST QUARTER ENDED NOVEMBER 30
(unaudited)

3. Inventory and work in progress

	2004	2003
Work in progress	$ 547,051	$ -
Inventory of materials	230,730	343,303
	$ 777,781	$ 343,303

4. Other assets

	2004	2003
Portfolio investment - equities	$ 135,112	$ 135,112

5. Property, plant and equipment

	Cost	Accumulated Amortization	Net Book Value
First Quarter Fiscal 2005	$ 3,160,545	$ 2,036,514	$ 1,124,031
First Quarter Fiscal 2004	$ 3,075,204	$ 1,891,811	$ 1,183,393

6. Cheques issued in excess of funds on deposit and bank indebtedness

The Company has arranged with ATB Financial, a demand bank loan with no fixed terms of repayment, to a maximum of $1,000,000. The loan bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

7. Loans payable

	2004	2003
ATB Financial Demand loan bearing interest at lender's prime rate plus 1.5%, on which the lender is accepting repayment terms of monthly installments $1,700 (2003- 1.67% of the principal balance outstanding at the end of the previous month), plus interest. The assets of the Company are pledged as security.	$ 80,483	$ 100,816

8. Share capital

(a) Shares authorized

Unlimited common shares
Unlimited preferred shares

(b) Shares issued

	Common Shares	Consideration
Balance, November 30, 2003 and 2004	24,033,000	$ 2,276,325

No preferred shares have been issued.

9. Commitments

The Company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2005	40,339
Fiscal 2006	30,880
Fiscal 2007	1,988
	$ 73,207

10. Transactions with related parties

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

	Q1 2005	Q1 2004
Equipment rental costs	$ 245,565	$ 196,200

10. Transactions with related parties (continued)

At November 30, 2004 accounts payable includes amount owing to the lessor of $81,855 (2003 - NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The Company's transactions with the contractor may be summarized as follows:

	Q1 2005	Q1 2004
Included in revenue		
Contract revenue	$ 1,701,707	$ 871

At November 30, 2004, the contractor owed $1,723,860(2003 - $82,476) to the Company which are included in accounts receivable.

11. Financial instruments

The Company's financial instruments consist of accounts receivable, portfolio investment, bank overdraft, bank indebtedness, accounts payable, and loans payable.

(a) Fair values

The Company is of the opinion that the fair values of accounts receivable, portfolio investment at November 30, 2004 and accounts payable approximate their respective carrying values due to the relatively short-term maturity. At November 30, 2003 it was not practical within the constraints of timeliness and cost to determine the fair value of the portfolio investment with sufficient reliability. The carrying value of bank overdraft, bank indebtedness and loans payable approximates the fair value as the interest rates are consistent with the current rates offered to the Company with similar terms.

(b) Interest rate risk

The Company is exposed to interest rate risk on its demand bank loans arising from fluctuations in the prime interest rate.

12. Interim period operations

The Company's operations are subject to seasonal and cyclical influences. Due to winter weather conditions, land development sites are typically closed between the months of December to March, resulting in the strongest financial performance occurring in the fourth quarter.

RICH MINERALS CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED NOVEMBER 30

Management's discussion and analysis focuses on key statistics from the consolidated financial statements as well as our review of the operating direction in the contracting division. This discussion and analysis should not be considered all inclusive, as it excludes changes that may occur in the general economic environment. This discussion and analysis of the financial condition and results of the operations is for the 3-month period ended November 30, 2004.

PROFILE

Rich Minerals Corporation ("RMC") was incorporated as a private company in 1986 and was approved to trade publicly on the Alberta Stock Exchange in 1988. RMC owns Rich Contracting Ltd. a wholly owned subsidiary, which provides the revenue for the company.

OVERVIEW

The executive, as well as the Board of Directors, is directing its future operations into a field that would enhance the company's value and overall market perception for the shareholders.

During Q1 of 2005 Rich Contracting Ltd. reduced its activity within the construction industry by taking on fewer construction projects.

Revenues for the 3 months ended November 30, 2004 were $518,153 lower than revenues in the corresponding period last year.

Gross Margin for the 3 months ended November 30, 2004 was 14.3% of revenue compared to 9.3% for the three month period ended November 30, 2003, and compared to 10.5% for the year ended August 31, 2004.

Net Income prior to other items and income tax increased from $100,830 in the three months ended November 30, 2003 to $214,920 in the 3 months ended November 30, 2004 .

SELECT ANNUAL INFORMATION

	Year Ended Aug.31/04	Year Ended Aug.31/03	Year Ended Aug.31/02
Revenue	$10,635,721	$11,013,811	$ 8,447,131
Net Income(loss) before discontinued operations and extraordinary items	38,478	43,276	(62,095)
Net Income(loss)	38,478	43,276	(62,095)
Earnings (loss) per share	0.002	0.002	(0.003)
Loans Payable	85,583	107,055	143,055
Total Assets	1,150,453	1,208,377	1,379,971
Cash dividends declared	0	0	0

RICH MINERALS CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED NOVEMBER 30
(continued)

SELECT QUARTERLY INFORMATION

(000's except per share)	2005	2004				2003		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	3,387	3,878	1,497	1,356	3,905	4,205	1,748	1,068
Net Income(loss) before discontinued operations and extraordinary items	215	(29)	34	(68)	101	24	22	(21)
Net Income(loss)	215	(29)	34	(68)	101	24	22	(21)
Earnings(loss)per share	0.010	(0.001)	0.001	(0.003)	0.004	0.001	0.001	(0.001)

RESULTS OF OPERATIONS:

Earnings per share

Earnings per share for the three months in ended November 30, 2004 were $0.010 (2003 - $0.004)

Revenues

Revenues for the three months ended November 30, 2004 were $3,386,537 , a decrease of 13% from revenues of $3,904,690 for the three months ended November 30, 2003.

Operating Costs

Direct costs were 85.7 % of revenue for the three months ended November 30, 2004 compared to 90.7% in the three months ended November 30, 2003 and to 89.5% at the year ended August 31, 2004.

Non-direct costs increased from 6.7% of revenue in the three months ended November 30, 2003 to 7.9% in the three months ended November 30, 2004. This was a decrease from 10.7% as at August 31, 2004.

Amortization

Property, plant and equipment are stated at cost less amortization. The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

Reviews for impairment of property, plant and equipment are undertaken whenever events or changes in circumstances (such as a decrease in sales price, an increase in operating costs) indicate that the carrying value of an asset may not be recoverable. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flows basis are considered.

Related Party Transactions

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

	Q1 2005	Q1 2004
Equipment rental costs	$ 245,565	$ 196,200

At November 30, 2004 accounts payable includes amount owing to the lessor of $81,855 (2003 - NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The Company's transactions with the contractor may be summarized as follows:

	Q1 2005	Q1 2004
Included in revenue		
Contract revenue	$ 1,701,707	$ 871

At November 30, 2004 the contractor owed $1,723,860(2003 - $82,476) to the Company which are included in accounts receivable.

FINANCIAL CONDITIONS AND LIQUIDITY

Cash Flow From Operations

Cash flow from operations in the three month period ended November 30, 2004 was negative $460,562 compared to positive $1,715,960 in the three month period ended November 30, 2003.

Working capital is in a positive position and the company expects to meet all future obligations in the current year.

RICH MINERALS CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED NOVEMBER 30
(continued)

Interest Expense

Interest expense on loans payable decreased from $1,600 in quarter 1 of 2004 to $1,168 in quarter 1 of 2005. The balance of the loans payable of $80,483 is all related to capital asset acquisitions.

Summary of Securities issued and options granted

There were no securities issued or options granted during the period

SHARE CAPITAL

Authorized: Unlimited Common Shares
Unlimited Preferred Shares

Issued:

Shares	Number	Consideration
Common	24,033,000	$2,276,325
Preferred	No preferred Shares have been issued	

SUMMARY OF OPTIONS OUTSTANDING AS OF NOVEMBER 30, 2004

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company)	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date
Debra L. Senger	Employee	No	350,000	$0.16	07/31/06
Gerardo Falcone	Employee	No	200,000	$0.16	07/31/06
Mary L. Leslie	Employee	No	200,000	$0.16	07/31/06
John A. Peters	Director	Yes	150,000	$0.16	07/31/06
J. Robert Bateman	Director	Yes	200,000	$0.16	07/31/06
Gregg Chamberland	Employee	Yes	200,000	$0.16	07/31/06
David Chamberland	Employee	Yes	200,000	$0.16	07/31/06
Marilyn Chamberland	Employee	No	200,000	$0.16	07/31/06

LIST OF DIRECTORS AND OFFICERS AS NOVEMBER 30, 2004

Bernard M. Chamberland	Chairman of the Board, President
J. Robert Bateman	Director
John A. Peters	Director
Mary L. Leslie	Controller
Gregg Chamberland	Secretary (Rich Minerals Corporation), President (Rich Contracting Ltd.)
David Chamberland	General Manager (Rich Contracting Ltd.)

RICH MINERALS CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED NOVEMBER 30
(continued)

Business Risk and Management

The Board of Directors is discussing the possibility of either:

- Selling its construction business as an ongoing business: or
- Selling the assets of the construction business

At date hereof the Company had not come to any arrangement with any prospective purchaser, but has entered into preliminary discussions with a former officer of a subsidiary of the company. The company anticipates that any monies realized on the ultimate discontinuance of its construction operation will be based on carrying value of the assets of the construction business net of related liabilities.

Additional Information

Additional information relating to the Corporation and financial information can be obtained from the corporations SEDAR filings at www.sedar.com.

The auditors for the company have not performed a review of the interim statements for the three month periods ended November 30, 2003 and 2004

RICH MINERALS CORPORATION

Registered Office
4100 6A Street N.E., Calgary, Alberta, Canada T2E 4B1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 24, 2005

TAKE NOTICE THAT the Annual General Meeting of the Shareholders of Rich Minerals Corporation (the "Company") will be held at 4100 6A Street N.E., in the City of Calgary, in the Province of Alberta, on the 24th day of February, 2005 at the hour of 2:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the report of the Board of Directors, the Audited Financial Statements of the Company made up to the 31st day of August, 2004, and the report of the auditor thereon;

2. to appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditor;

3. to elect the Board of Directors of the Company;

4. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The date for determination of the Shareholders entitled to receive Notice of the Meeting or any adjournment or adjournments thereof shall be at the close of business on the 7th day of January, 2005.

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend, and would like your shares represented, please read the enclosed Information Circular and complete the enclosed Instrument of Proxy and return it as soon as possible. The Proxy must be deposited c/o Olympia Trust Company, 2300, 125 9th Avenue S.E., Calgary, Alberta, Canada, T2P 0P6 not later than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or delivered to the Chairman of the Meeting at 4100 6A Street N.E., Calgary, Alberta at any time prior to its commencement.

DATED at Calgary, Alberta the 13th day of January, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"BERNARD CHAMBERLAND"
Bernard Chamberland, Chairman